T. Rowe Price Real Estate Group, Inc., 100 East Pratt Street,
          Baltimore, MD 21202
          January 22, 1997


          Fellow Partner:

          We have just completed our year-end valuations and set the distributions for February 14. We are writing because this information may have a material impact on the value to you of the tender offer from Lido Associates. As T. Rowe Price Realty Income Fund I investors know, the September 30, 1996, estimated unit valuation of that fund increased from the prior fiscal year. We are pleased to report that estimated valuations for Realty Income Funds II, III, and IV have also increased. The table below summarizes the effect these unit valuations and distributions have on the Lido offers.

                                         T. Rowe Price
                 12/31/96    2/14/97  Adjusted Valuations    Lido Offers
                ValuationsDistributions                    After Distributions
          Distributions

          RIF I  $399.00     $ 1.00         $398.00          $297.00
          RIF II  487.00      16.00          471.00           308.00
          RIF III 147.00       2.00          145.00           105.00
          RIF IV   31.05        .75           30.30            21.25

          More details on the new valuations will appear in the annual reports. We appreciate your patience during the past few months. If you have any questions about our unit valuations or the Lido offer, please call one of our representatives at 1-800-962-8300.

          Sincerely,



          /s/James S. Riepe
          James S. Riepe